Aslahan Enterprises Ltd.

Suite 123 - 2498 West 41st Avenue

Vancouver, BC

Canada V6M 2A7

Phone: (604) 551-6699

August 18, 2006

John D. Reynolds, Assistant Director

Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Aslahan Enterprises Ltd.

Registration Statement on Form SB-2 Amendment No. 1

Filed August 14, 2006

File No. 333-133987

Dear Mr. Reynolds:

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Aslahan Enterprises Ltd. directly at the numbers provided above.

Comment

1.   Please find our Prospectus revised to fix any inconsistent disclosures concerning the prices at which the securities will be offered and sold.

Furthermore, in order to effect more efficient communication, we would like to request that all future comment letters and correspondences be faxed to the offices of our legal counsel at 604.269.6623.

Sincerely,

Tina Sangha

President